Exhibit (a)(5)(OOO)

Voluntary Public Takeover Offer by Grand Chip Investment GmbH for AIXTRON SE:  Referral of CFIUS Decision to the President of the United States

Frankfurt, November 21, 2016 — Grand Chip Investment GmbH, with its registered office in Frankfurt am Main, Germany (the “Bidder”), today provided certain updated information with respect to the Committee on Foreign Investment in the United States (“CFIUS”) approval process in connection with its voluntary public takeover offer (the “Takeover Offer”) to the shareholders of AIXTRON SE (FSE: AIXA, AIXC ;NASDAQ: AIXG), with its registered office in Herzogenrath, Germany (“AIXTRON”), for the acquisition of their no-par value registered shares in AIXTRON (collectively, “AIXTRON Shares”), including all AIXTRON Shares represented by American Depositary Shares (“ADSs”), at the price of EUR 6.00 per tendered AIXTRON Share in cash.

Section 4.2.2 of the offer document for the Takeover Offer published on July 29, 2016 (the “Offer Document”) discloses certain regulatory offer conditions that must be satisfied by February 28, 2017 for the Takeover Offer to close, including, among others, “CFIUS Approval” (as such term is defined in the Offer Document).

The investigation period for CFIUS to review the Takeover Offer from a U.S. national security perspective concluded on November 17, 2016 at midnight New York City time.

CFIUS did not issue a close-out letter, but rather informed the Bidder and AIXTRON that, from CFIUS’ perspective, there are unresolved U.S. national security concerns regarding the proposed transaction, and CFIUS does not believe that those national security concerns can be resolved by mitigation proposals that the parties had presented or other mitigation measures CFIUS had considered. CFIUS informed the Bidder and AIXTRON that, if the parties did not withdraw their CFIUS notice (the “Notice”) and abandon the transaction, the matter would be referred to the President of the United States, who has the power to prohibit the transaction.

The Bidder and AIXTRON have not withdrawn the Notice or abandoned the transaction.  Accordingly, the matter has been referred to the President of the United States for decision in accordance with the Exon-Florio Amendment to the Defense Production Act of 1950, as amended (“Exon-Florio”). Under Exon-Florio, the President of the United States must render his decision to block or allow the proposed transaction within 15 calendar days (no later than December 2, 2016 at midnight New York City time).

The Bidder and AIXTRON plan to continue to actively engage in further discussions to explore means of resolving the U.S. national security concerns identified by CFIUS, and to identify other alternative measures that could allow the parties to proceed with the transaction. There are no assurances that CFIUS or the President of the United States will entertain further dialogue with the parties or that the parties will be able to identify and agree to any mitigation or alternative measures that will allow the parties to proceed with the transaction.

Because Sunday, November 20, 2016 was the 30th day after the expiration of the acceptance period, pursuant to the terms of the Offer Document, AIXTRON securityholders have the right to withdraw the declared acceptance for their tendered AIXTRON securities during the period from

November 21, 2016 until the offer conditions set forth in Section 4.2.2 of the Offer Document are satisfied (and the Bidder becomes obligated to pay the offer consideration).

Persons that withdraw their AIXTRON securities from the Takeover Offer will not be able to re-tender their AIXTRON securities and receive the offer consideration.

Complete terms and conditions of the Takeover Offer can be found in the Offer Document, as amended on October 6, 2016 (the “Amendment”), published on the website www.grandchip-aixtron.com.  Questions and requests for assistance or copies of the Offer Document, the Amendment and other Takeover Offer documents may be directed to (i) with respect to the tender of AIXTRON Shares, the German Information Agent and (ii) with respect to the tender of ADSs, the U.S. Information Agent.  Contact information with respect to each of the German Information Agent and the U.S. Information Agent is set forth below.  Copies of Takeover Offer documents will be furnished promptly upon request at the Bidder’s expense.

Grand Chip Investment GmbH

Information Agent Information

The German and U.S. Information Agents for the Takeover Offer are, respectively:

D.F. King Ltd	D.F. King & Co., Inc.
125 Wood Street	48 Wall Street, 22nd Floor
London EC2V 7AN	New York, NY 10005
Email: aixtronoffer@dfkingltd.com	Email: AIXG@dfking.com
Tel: +49 (0)30 610 820 730	Tel: +1-877-478-5043
(toll-free in the United States)

Media

Brunswick Group

Email: aixtronoffer@brunswickgroup.com

Tel: +49 (0) 30 2067 3386

Important Information

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities.  The Takeover Offer commenced on July 29, 2016.  The terms and conditions of the Takeover Offer are published in, and the solicitation and offer to purchase AIXTRON Shares (including AIXTRON Shares represented by ADSs) are made only pursuant to the Offer Document, the Amendment and related offer materials prepared by the Bidder.  The English translation of the Offer Document, the Amendment and related offer materials have been filed with the U.S. Securities and Exchange Commission (the “SEC”) in a

Tender Offer Statement on Schedule TO. AIXTRON has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Takeover Offer.

The Tender Offer Statement, including the Offer Document, the Amendment, a related letter of transmittal and other related offer materials, as they may be amended from time to time, contain important information that should be read carefully before any decision is made with respect to the Takeover Offer.

Those materials and other documents filed by the Bidder or AIXTRON with the SEC are available at no charge on the SEC’s website at www.sec.gov.  In addition, the Bidder’s Tender Offer Statement, including the Offer Document and the Amendment, and other documents it has filed or will file with the SEC are or will be available at www.grandchip-aixtron.com.

Cautionary statement regarding forward-looking statements

Certain statements in this press release, including statements regarding the Bidder and AIXTRON’s plans to continue to actively engage in further discussions, the inability of securityholders to re-tender their AIXTRON securities and all other statements that are not purely historical constitute “forward-looking statements.” These statements are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors, many of which are outside the Bidder’s control.  If underlying assumptions, expectations or projections prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements.  The Bidder undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.